Exhibit 99.14

RNS Number: 9588W
InterContinental Hotels Group PLC
25 March 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 350,000 of its ordinary shares at a price of 489.0464p per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END